Exhibit 99.40

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

THREE MONTHS ENDED JUNE 30, 2011 and 2010

 (Expressed in Canadian dollars)

(Unaudited)

CREAM MINERALS LTD.

(An exploration stage company)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	June 30, March 31,		April 1,
	2011	2011	2010
		(Note 16)	(Note 16)

Assets

Current Assets
Cash	$ 509,447	$ 448,109	$ 228,106
Short-term investments	2,766,093	4,336,906	--
Marketable securities at fair value	5,536	8,183	4,612
Amounts receivable and prepaid expenses (Notes 4, 9(a))	311,757	86,544	119,085
	3,592,833	4,879,742	351,803
Non-current Assets
Deposits, related parties (Note 9(a))	170,000	64,000	--
Exploration and evaluation assets (Note 5)	221,631	483,605	454,853
Foreign value-added taxes recoverable (Note 6)	287,934	134,255	139,556
Equipment (Note 7)	50,220	53,015	3,934
Deferred finance costs	--	--	18,692
Investments (Note 9) Reclamation deposits	1 18,000	1 18,000	1 18,000

Total Assets	$ 4,340,619	$ 5,632,618	$ 986,839

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$ 529,532	$ 252,234	$ 538,584
Accounts payable, related parties (Note 9)	10,000	194,026	1,751,087
Total Liabilities	539,532	446,260	2,289,671

Equity (Deficiency)
Share capital (Note 11)	32,460,587	32,110,200	24,652,771
Share subscriptions	--	--	873,475
Warrant reserve	2,852,797	2,922,556	170,613
Share-based payments reserve (Note 11)	4,362,028	4,035,325	2,276,786
Deficit	(35,874,325)	(33,881,723)	(29,276,477)
Total Equity (Deficiency)	3,801,087	5,186,358	(1,302,832)
Total Liabilities and Equity	$ 4,340,619	$ 5,632,618	$ 986,839

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on September 19, 2011 by:

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD.

(An exploration stage company)

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended June 30
	2011	2010
		(Note 16)

Revenue
Interest	$ 11,715	$ 100
Expenses
Exploration costs (Note 9 and 15)	1,278,029	95,893
Finance Costs Foreign exchange loss	-- 11,336	10,086 1,174
General and administrative (Note 9 and 10)	(175,277)	42,977
Professional fees	64,266	9,631
Salaries and benefits	86,916	57,884
Shareholder communications	138,951	50,611
Share-based payments	335,475	--
Unrealized losses on marketable securities	2,647	467
Write-down of exploration and evaluation assets (Note 5)	261,974	--

Net Loss and Comprehensive Loss for the Period	$ (1,992,602)	$ (268,623)

Loss per Share, Basic and Diluted	$ (0.01)	$ (0.00)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	151,813,340	84,896,798

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD

(An exploration stage company)

Condensed Interim Consolidated Statements of Equity (Deficiency)
(Expressed in Canadian dollars)

(Unaudited )

	Common Shares Without Par Value		Share Subscriptions	Warrant Reserve	Share-based Payments Reserve	Deficit	Total Equity (Deficiency)
	Shares	Amount
Balance, April 1, 2010	64,716,988	$ 24,652,771	$ 873,475	$ 170,613	$ 2,276,786	$ (29,276,477)	$ (1,302,832)
Private placement, net of share issue costs	22,963,214	1,419,730	(873,475)	81,900	--	--	628,155
Finders’ shares issued	144,000	12,960	--	--	--	--	12,960
Warrants exercised	500,000	108,515	--	(8,515)	--	--	100,000

Net loss for the period	--	--	--	--	--	(268,623)	(268,623)

Balance, June 30, 2010	88,324,202	$ 26,193,976	$ --	$ 243,998	$ 2,276,786	$ (29,545,100)	$ (830,340)

Balance, March 31, 2011	149,464,345	$ 32,110,200	$ --	$ 2,922,556	$ 4,035,325	$ (33,881,723)	$ 5,186,358
Warrants exercised	2,598,571	329,615	--	(69,759)	--	--	259,856
Options exercised	100,000	20,772	--	--	(8,772)	--	12,000
Share-based payments	--	--	--	--	335,475	--	335,475
Net loss for the period	--	--	--	--	--	(1,992,602)	(1,992,602)

Balance, June 30, 2011	152,162,916	$ 32,460,587	$ --	$ 2,852,797	$ 4,362,028	$ (35,874,325)	$ 3,801,087

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended June 30
	2011	2010
		(Note 16)
Cash provided by (used in):
Operating activities
Loss for the period	$ (1,992,602)	$ (268,623)
Items not involving cash
Depreciation	5,790	216
Finance costs	--	10,086
Share-based payments	335,475	--
Write-down of exploration and evaluation assets	261,974	--
Unrealized loss on marketable securities	2,647	467
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	(38,794)	26,810
Accounts payable and accrued liabilities Foreign value-added taxes recoverable	277,298 (153,679)	(341,493) (18,772)
Cash provided by (used in) operating activities	(1,301,891)	(591,309)

Investing activities
Exploration and evaluation assets
Acquisition costs	--	(6,257)
Proceeds on short-term investments	1,586,906	--
Interest on short-term investments	(16,093)	--
Equipment acquisitions	(2,995)	--
Cash provided by (used in) investing activities	1,567,818	(6,257)

Financing activities
Common shares issued for cash	271,856	750,917
Net settlements with related parties	(476,445)	(6,553)
Cash provided by (used in) financing activities	(204,589)	744,364

Increase in cash during the period	61,338	146,798

Cash, beginning of period	448,109	228,106

Cash, end of period	$ 509,447	$ 374,904

Supplemental information
Finders’ shares issued	$ --	$ 12,960
Non-cash portion of warrants exercised	$ 73,535	$ 8,515

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

1.

Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

The Company’s head office, principal address and registered and records office is 1400 – 570 Granville Street, Vancouver, B.C., Canada, V6P 3P1.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.

2.

Significant Accounting Policies

(a)

Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).  These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The Company’s transition date to IFRS is April 1, 2010.  The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”.  In preparing the Company’s first IFRS financial statements, these transition rules have been applied to the amounts previously reported in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  Historical results and balances have been restated under IFRS.  The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of September 19, 2011.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending March 31, 2012 could result in restatement of these condensed interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(a)

Statement of Compliance (Continued)

As this is the Company’s first year of preparing condensed interim consolidated financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS.

In 2013 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s CGAAP annual financial statements for the year ended March 31, 2011, and in consideration of the disclosure regarding the impact of the transition from CGAAP to IFRS included in Note 16.  Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s most current annual CGAAP financial statements.

(b)

Basis of Measurement and Presentation

The condensed interim consolidated financial statements have been prepared using the historical cost convention except for some financial instruments which have been measured at fair value.  In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)

Basis of Consolidation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation.   The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies.  All intercompany transactions and balances are eliminated on consolidation.

(d)

Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.  The effect on the financial statements of such changes in estimates in future periods could be material.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of receivables and foreign value-added taxes, valuation and depreciation of equipment and exploration and evaluation assets and valuation of share-based payments.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(e)   Short-term Investments

Short-term investments comprise of investments in guaranteed investment certificates due to mature within one year from the date of initial acquisition.

(f)   Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are capitalized at cost.  Costs incurred before the Company has obtained the legal rights to explore an area are expensed.  When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.  Mineral property exploration and evaluation costs are expensed until the property reaches the development stage.  When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated costs will be tested for impairment and are reclassified to mining assets and are amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.  Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its estimated recoverable amount.

(g)   Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification.  Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash, short-term investments, and marketable securities as fair value through profit or loss.  Due from related parties is classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

       The three levels of the fair value hierarchy are:

       Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

       Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(g)   Financial Instruments and Risk Management (Continued)

        Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks.  Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company’s balance sheet.  The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities.  The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.  To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings.

(h)  Equipment

Equipment is recorded at cost and depreciated over its estimated useful life.  The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years.  Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(i)   Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired.  If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods.  A reversal of an impairment loss is recognized immediately in profit or loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(j)   Investments in Associates

The equity method of accounting is used to account for investments where the Company has significant influence.  The investment is initially recorded at cost and is subsequently adjusted to reflect the investor’s share of the net profit or loss of the associate.

(k)   Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(k)   Income Taxes (Continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(l)   Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.  The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors indentified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

(m)  Share-based Payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

(n)   Net Loss per Common Share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same.  In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(o)   Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act.  Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred.  The Company recognizes a deferred tax liability with a corresponding charge in the statement of operations and comprehensive loss to income when the qualifying exploration and evaluation expenditures are renounced.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations.  When applicable, this tax is accrued as a financial expense until paid.

(p)  Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities.  The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred.  The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations.  When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(q)  New Standards Not Yet Adopted

Certain new standards, interpretations and amendments to existing  standards  have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2011 or later.  Updates that are not applicable or immaterial to the Company have been excluded.

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.  Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the period beginning January 1, 2013 and has not yet considered the potential impact of the adoption of IFRS 9.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

2.

Significant Accounting Policies (Continued)

(q)   New Standards Not Yet Adopted (Continued)

In May 2011, the IASB issued the following standards, effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, which have not yet been adopted by the Company.  The Company has not yet begun to assess the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionally consolidate or equity account for interests  in joint ventures.  IFRS  11 supersedes  IAS  31, Interests  in Controlled  Entities  – Non-monetaryContributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.  Under existing

IFRS, guidance on measuring and disclosing fair value is dispersed among value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

(r)   Amendments to Other Standards

There have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures.  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12 and 13.  There has been no impact on the Company’s financial statements related to these amendments.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

3.

Amounts Receivable and Prepaid Expenses

The Company’s amounts receivable and prepaid expenses are as follows:

	June 30,	March 31,	April 1,
	2011	2011	2010
Harmonized Sales Tax Receivable	$96,868	$50,497	$8,913
Prepayments	28,470	36,047	110,172
Prepayments, Related Party	186,419	--	--
Totals	$311,757	$86,544	$119,085

4.

Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 15.  Property payments made on the Company’s mineral property interests during the three months ended June 30, 2011 and the year ended March 31, 2011, are included in the table below.

		Goldsmith		Kaslo
	Nuevo	And Other	Manitoba	Silver	Total
	Milenio	Properties	Properties,	Property,	Acquisition
	Mexico (a)	BC (b)	Manitoba (c)	BC (d)	Costs
Balance, April 1, 2010	$-	$188,903	$253,967	$11,983	$454,853
Incurred	-	24,334	16,400	824	41,558
Write-downs	-	-	-	(12,806)	(12,806)
Balance, March 31, 2011	-	213,237	270,367	1	483,605
Write-downs	-	(213,237)	(48,736)	(1)	(261,974)
Balance, June 30, 2011	$-	-	221,631	-	221,631

(a)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio”), located in Nayarit, Mexico.  Nuevo Milenio was written down to $Nil in the year ended March 31, 2009, when the Company retrospectively changed its accounting policy for exploration expenditures.

(b)

Goldsmith and Other Properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  During the quarter ended June 30, 2011, Goldsmith was written off, as management has decided not to pursue the property at this time.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

4.

Exploration and Evaluation Assets (Continued)

(c)

Manitoba Properties

(i)

  Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”), a 75% interest in two staked claims.  In previous years the property had been written down, as no exploration programs were planned.  The remaining $48,736 was written off in the quarter ended June 30, 2011.

(ii)

  Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.

(iii)

Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.

(d)

Kaslo Silver Property, Kaslo, British Columbia, Canada

Interest on the Kaslo Silver Property was written down in the year ended March 31, 2011, by $12,806 to a nominal carrying value of $1, as no significant exploration was carried out.  The remaining $1 was written off in the quarter ended June 30, 2011.

5.

Foreign Value-added Taxes Recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico. These amounts are presented as a non-current asset as the refunds received from the Mexican authorities take longer than one year to process and collect.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

6.

Equipment

	Vehicles	Office Equipment	Computer Equipment	Total

Cost
Balance, April 1, 2010	$ 36,597	$ 1,059	$ 13,343	$ 50,999
Additions	39,666	91	-	39,757
Disposals	-	-	(1,637)	(1,637)
Balance, March 31, 2011	76,263	1,150	11,706	89,119
Additions	-	246	2,749	2,995
Balance, June 30, 2011	$ 76,263	$ 1,396	$ 14,455	$ 92,114

Accumulated depreciation
Balance, April 1, 2010	$ 34,936	$ 680	$ 11,449	$ 47,065
Depreciation	(9,401)	239	-	(9,162)
Disposals	-	-	(1,799)	(1,799)
Balance, March 31, 2011	25,535	919	9,650	36,104
Depreciation	5,268	61	461	5,790
Balance, June 30, 2011	$ 30,803	$ 980	$ 10,111	$ 41,894

Carrying amounts
As at April 1, 2010	$ 1,661	$ 379	$ 1,894	$ 3,934
As at March 31, 2011	50,278	231	2,056	53,015
As at June 30, 2011	45,460	416	4,344	50,220

7.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are as follows:

	June 30, 2011	March 31, 2011	April 1, 2010

Trade payables	$ 55,310	$ 225,964	$ 466,736
Accrued liabilities	474,222	26,270	71,848
Totals	$ 529,532	$ 252,234	$ 538,584

8.

Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the three months ended June 30, 2011 and 2010:

	Three months ended June 30,
	2011	2010
Cream Minerals Limited Salaries and benefits (1)	$ 69,412	$ 41,354
Share based payments Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	254,949 30,000	-- 30,000

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

8.

Related Party Transactions and Balances (Continued)

(1)

Directors are entitled to director fees and stock options for their services.

(2)

Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the three months ended June 30, 2011 and 2010 and related party balances as at June 30, 2011, March 31, 2011 and April 1, 2010 were as follows:

	Three months ended June 30,
	2011	2010
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$ 128,999	$ 109,481
Consulting (b, e)	7,500	7,500
Finance costs (c)	--	6,627

Balances at:	June 30, 2011	March 31, 2011	April 1, 2010

Quorum (a) Deposits	$ 170,000	$ 64,000	--
Prepaid	186,419

Payables:

   Quorum (a)

   Directors (d)

   Lang Mining Corporation

   Ainsworth Jenkin

   Mr. Frank A. Lang, interest bearing (c)

   Mr. Frank A. Lang, advances (c)

   Mr. Frank A. Lang, accrued interest (c)

   Mr. Frank A. Lang, expenses payable (c)

	-- 10,000 -- -- -- -- -- --	40,075 153,951 -- -- -- -- -- --	276,333 232,564 94,500 39,109 337,100 720,000 44,272 7,209

(a)

Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to various entities sharing office space with the Company.  The Company uses the equity method to account for its interest in Quorum.

During the quarter ended June 30, 2011, the Company advanced $137,000 to Quorum.  The Company also re-negotiated Quorum’s fees and received a credit of $220,000 resulting in a net credit balance of $357,000 as at June 30, 2011, recorded as: (1) $170,000 to “deposits, related parties” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $187,000 to amounts receivable and prepaid expenses and will be used to offset current and future invoices.

If the Company wishes to withdraw from the Agreement, 90 days advance written notice and a termination fee of $136,000 is required to be paid to Quorum.  This termination fee is reviewed annually.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

(b)

Included in general and administrative expenses are consulting fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

8.

Related Party Transactions and Balances (Continued)

(c)

Mr. Frank A. Lang, a former director and Chairman of the Company, previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Lang Mining Corporation, a private Company controlled by Mr. Lang, was repaid during the year ended March 31, 2011.

(d)

Fees were accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.  This liability was settled subsequent to quarter end.  No other fees were payable to the directors.

(e)

The Company’s investments in public companies include shares of Emgold, ValGold and Sultan, all TSX Venture listed companies with directors in common with the Company. The Company also holds interests in the Stephens Lake property jointly with ValGold and Sultan.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

9.

General and Administrative Expenses

The following is a breakdown of the Company’s general and administrative expenses by nature:

	Three months ended June 30,
	2011	2010
Depreciation	$ 331	$ 216
Office and administration Travel and conferences	(179,822) 16,696	42,761 --
Property investigation	(12,482)	--
Totals	$ (175,277)	$ 42,977

10.

Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

152,162,916 common shares at June 30, 2011.

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 5 years.  Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

10.

Share Capital (Continued)

Stock options

The Company granted 2,300,000 stock options during the quarter ended June 30, 2011. Of this amount, 600,000 stock options were granted to an employee, 500,000 stock options were for investor relations services, and 1,200,000 were granted to directors of the Company.

The fair value of the stock options granted was estimated on the date of the grants using the Black-Scholes model with the following weighted average assumptions:

Number Granted	Grant Date	Expiry Date	Exercise Price	Risk-free Interest Rate	Expected Life in Years	Expected Volatility	Fair Value per Option
600,000	June 1, 2011	June 1, 2016	$0.22	2.23%	5	104.44%	$0.17
500,000	June 3, 2011	June 3, 2016	$0.23	2.30%	5	100.19%	$0.11
1,200,000	June 23, 2011	June 23, 2016	$0.16	2.09%	5	107.89%	$0.13

The following table summarizes information on stock options outstanding at June 30, 2011:

Exercise Price	Number Outstanding	Number Exercisable	Average Remaining Contractual Life
$0.53	310,000	310,000	0.58 years
$0.50	1,211,500	1,211,500	0.80 years
$0.50	150,000	150,000	1.43 years
$0.12 $0.38 $0.22 $0.23 $0.16	1,560,000 6,575,000 600,000 500,000 1,200,000	1,560,000 6,125,000 600,000 -- 1,200,000	2.62 years 4.68 years 4.92 years 4.92 years 4.98 years
	12,106,500	11,156,500	3.93 years

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

10.

Share Capital (Continued)

Stock options (Continued)

A summary of the changes in stock options for the three months ended June 30, 2011 and the year ended March 31, 2011, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, April 1, 2010	4,851,500	$0.29
Granted	6,575,000	0.38
Exercised	(420,000)	0.12
Expired	(715,000)	0.17
Forfeited	(385,000)	0.45
Balance, March 31, 2011	9,906,500	0.36
Granted Exercised	2,300,000 (100,000)	0.19 0.12
Balance, June 30, 2011	12,106,500	0.33
Vested and exercisable at June 30, 2011	11,156,500	$0.33

Warrants

As at June 30, 2011, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
5,808,500	$0.15	April 13, 2012
41,250,000	$0.24	December 31, 2012
3,750,000	$0.16	December 31, 2012
50,808,500

A summary of the changes in warrants for the three months ended June 30, 2011 and the year ended March 31, 2011, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, April 1, 2010	9,834,400	$0.20
Issued	68,107,214	0.19
Exercised	(23,680,143)	0.19
Expired	(854,400)	0.20
Balance, March 31, 2011	53,407,071	0.22
Exercised	(2,598,571)	0.10
Balance, June 30, 2011	50,808,500	$0.22

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

11.

Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Balance Sheet June 30, 2011	Canada	Mexico	Total
Assets
Current assets	$ 3,183,443	$ 409,390	$ 3,592,833
Long term assets	412,572	335,214	747,756
Total Assets	$3,596,015	$ 744,604	$ 4,340,619
Liabilities
Current liabilities	$ 128,112	$ 411,420	$ 539,532
Total liabilities	$ 128,112	$ 411,420	$ 539,532
Other information
Capital additions	$ 2,749	$ 246	$ 2,995
Depreciation and amortization	331	5,459	5,790

Balance Sheet March 31, 2011	Canada	Mexico	Total
Assets
Current assets	$ 4,654,611	$ 225,131	$ 4,879,742
Long term assets	566,128	186,748	752,876
Total Assets	$5,220,739	$ 411,879	$ 5,632,618
Liabilities
Current liabilities	$ 267,178	$ 179,082	$ 446,260
Total liabilities	$ 267,178	$ 179,082	$ 446,260
Other information 2011
Capital additions	$ --	$ 49,946	$ 49,946
Depreciation and amortization	865	1,665	2,530

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

11.

Segmented Information (Continued)

Balance Sheet April 1, 2010	Canada	Mexico	Total
Assets
Current assets	$ 293,764	$ 58,039	$ 351,803
Long term assets	492,933	142,103	635,036
Total Assets	$ 786,697	$ 200,142	$ 986,839
Liabilities
Current liabilities	$ 2,181,835	$ 107,836	$ 2,289,671
Total liabilities	$ 2,181,835	$ 107,836	$ 2,289,671
Other information 2010
Capital additions	$ --	$ --	$ --
Depreciation and amortization	865	6,759	7,624

Segmented expenses by geographical location are as follows:

June 30, 2011	Canada	Mexico	Total
Exploration costs	$ 30,390	$ 1,247,639	$ 1,278,029
Other expenses	714,573	--	714,573
Total expenses	$ 744,963	$ 1,247,639	$ 1,992,602

June 30, 2010	Canada	Mexico	Total
Exploration costs	$ 2,070	$ 93,823	$ 95,893
Other expenses	172,730	--	172,730
Total expenses	$ 174,800	$ 93,823	$ 268,623

12.

Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as fair value through profit or loss and is measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at June 30, 2011, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated balance sheet as at June 30, 2011, March 31, 2011 and April 1, 2010 categorized into levels of the fair value hierarchy:

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

12.

Financial Instruments and Risk Management (Continued)

		June 30, 2011		March 31, 2011
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$509,447	$509,447	$448,109	$448,109
Short-term investments (a)	1	2,766,093	2,766,093	4,336,906	4,336,906
Marketable securities – public companies (b)	1	5,535	5,535	8,182	8,182
Marketable securities – private companies (c)	3	1	1	1	1
Accounts payable and accrued liabilities	2	529,532	529,532	252,234	252,234
Investment (d)	3	1	1	1	1
Due to related parties (a)	2	10,000	10,000	194,026	194,026

		April, 1, 2010
		Carrying	Fair
	Level	Value	Value
Cash (a)	1	$228,106	$228,106
Short-term investments (a)	1	--	--
Marketable securities – public companies (b)	1	4,611	4,611
Marketable securities – private companies (c)	3	1	1
Accounts payable and accrued liabilities	2	538,584	538,584
Investment (d)	3	1	1
Due to related parties (a)	2	1,751,087	1,751,087

a)

Fair value approximates the carrying amounts due to the short-term nature.  During the three months ended June 30, 2011, short-term investments which were held in Level 2 as at March 31, 2011, were transferred to Level 1.

b)

Recorded at fair value.  Quoted market prices are used to determine fair value.  These investments were re-designated from available-for-sale to held-for trading on transition to IFRS.

c)

This investment was re-designated from available-for-sale to held-for trading on transition to IFRS.

d)

Investment relates to Quorum.

There were no significant transfers from Level 1 to Level 2 during the periods ended June 30, 2011 and March 31, 2011.  There have been no transfers in or out of level 3, or changes in fair value measurements of financial instruments classified as level 3 for the periods ended June 30, 2011, March 31, 2011 and April 1, 2010.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	June 30, 2011	March 31, 2011	April 1, 2010
Amounts receivable
Currently due (within 90 days)	$ 96,868	$ 50,497	$ 8,913
Prepaid expenses and Deposits, related party	356,419	64,000	--
	$ 453,287	$ 114,497	$ 8,913
Cash	509,447	448,109	228,106
Short-term investments	2,766,093	4,336,906	--
	$ 3,728,827	$ 4,899,512	$ 237,019

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

12.

Financial Instruments and Risk Management (Continued)

Credit risk (Continued)

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the quarter ended June 30, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the quarter ended June 30, 2011, the Company issued 2,698,571 common shares for gross proceeds of $271,856, 2,598,571 warrants were exercised for proceeds of $259,856 and 100,000 stock options were exercised for proceeds of $12,000.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, marketable securities and accounts receivable and the Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2011, March 31, 2011 and April 1, 2010 are summarized as follows:

	June 30, 2011	March 31, 2011	April 1, 2010
Cash Short-term investments	$ 509,447 2,766,093	$ 448,109 4,336,906	$ 228,106 --
Amounts receivable Within 90 days or less	96,868	50,816	8,913

Prepaid expenses and Deposits from related party

Within 90 days or less

     In later than 90 days, not less than one year

Accounts payable and accrued liabilities with contractual maturities –

    Within 90 days or less

Due to related parties with contractual maturities

	186,419 170,000 529,532	-- 64,000 252,234	-- -- 538,584
Within 90 days or less	10,000	194,026	1,751,087

Interest rate risk

The Company has no significant exposure at June 30, 2011, to interest rate risk through its financial  instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

12.

Financial Instruments and Risk Management (Continued)

Currency risk (Continued)

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2011	March 31, 2011	April 1, 2010
U.S. Dollars
Cash	$ 395,550	$ 241,461	$ 37,494
Accounts payable and accrued liabilities	(403,451)	(182,425)	(357,361)
Mexican Pesos
Cash	23,798	36,742	21,288
Value-added taxes recoverable	288,023	134,228	139,557
Accounts payable and accrued liabilities	(1,791)	(5,038)	(228)

Based on the above net exposures at June 30, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $790 (March 31, 2011 - $5,904, April 1, 2010 - $31,682) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $31,003 (March 31, 2011 – $16,593, April 1, 2010 - $16,061) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at June 30, 2011.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may

Realize but interest rate risk is not significant to the Company.  As at June 30, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

13.

Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

CREAM MINERALS LTD.
(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

13.

Management of Capital (Continued)

The Company includes the following items in its managed capital as at the following periods:

	June 30, 2011	March 31, 2011	April 1, 2010
Equity (deficiency) is comprised of:
Share Capital	$ 32,460,587	$ 32,110,200	$ 24,652,771
Share subscriptions	--	--	873,475
Warrant reserve	2,852,797	2,922,556	170,613
Share-based payments reserve	4,362,028	4,035,325	2,276,786
Deficit	(35,874,325)	(33,881,723)	(29,276,477)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in the light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the quarter.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

14.         Exploration Costs

For the three months ended June 30, 2011	Nuevo Milenio Property, Mexico	Total June 30, 2011
Incurred during the period
Assays and analysis	$ 44,219	$ 44,219
Drilling	1,129,278	1,129,278
Geological and geophysical	57,266	57,266
Site activities	40,450	40,450
Travel and accommodation	6,816	6,816
Total Expenses June 30, 2011	$ 1,278,029	$ 1,278,029

For the three months ended June 30, 2010	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Nuevo Milenio Property, Mexico	Total June 30, 2010
Incurred during the period
Assays and analysis	$ --	$ --	$ 2,930	$ 2,930
Geological and geophysical	75	1,049	34,602	35,726
Site activities	27	809	46,198	47,034
Travel and accommodation	--	--	10,203	10,203
Total Expenses June 30, 2010	$ 102	$ 1,858	$ 93,933	$ 95,893

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its financial statements in accordance with CGAAP.  The unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2011 are the first the Company has prepared in accordance with IFRS.

In preparing these interim financial statements, the opening consolidated statement of financial position was prepared as at April 1, 2010, the Company’s date of transition to IFRS.  This note explains the principal adjustments made in restating the previous CGAAP consolidated balance sheet as at April 1, 2010 and its previously published CGAAP consolidated financial statements for the three months ended June 30, 2010 and as at March 31, 2011.

Exemptions applied:

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company has applied the following exemptions  to  its  opening  statement  of  financial  position dated April 1, 2010:

a)    Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has taken advantage of this election and will apply  IFRS  3 to business combinations that occur on  or  after  April  1,  2010.  There is  no  adjustment  required  to  the  April  1,  2010 statement of financial position on the transition date.

b)    Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, Consolidated and Separate Financial Statements, must also be applied retrospectively .  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

c)    Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2,  Share-based Payments, to  equity  instruments  that  were  granted  on  or  before  November  7,  2002,  or  equity instruments that  were  granted subsequent  to  November  7,  2002  and  vested  before  the  later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

d)    Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under CGAAP.  The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS (Continued)

e)    Decommissioning Liabilities

The Company  has  elected  to  apply  the  exemption  from  full  retrospective  application  of decommissioning  provisions  as  allowed  under  IFRS  1.  As a result, the Company has re-measured the provisions at April 1, 2010 under IAS 37,  Provisions, Contingent Liabilities and Contingent  Assets,  and  determined  that  there  is  no  adjustment  required  to  the  April  1,  2010 statement of financial position on the transition date.

f)     Financial Instruments

The Company has elected to designate its cash, and short-term investments as fair value through profit or loss upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.  This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under CGAAP and were recorded at fair value.

The Company has also elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss.  This has resulted in reclassifications on the statements of financial position and statements of operations and comprehensive loss at the transition date and prior reporting periods shown and explained in the reconciliations below.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous CGAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of April 1, 2010 are consistent with its CGAAP estimates for the same date.

Reconciliations:

The reconciliations between the previously reported financial results under CGAAP and the current reported financial results under IFRS are provided as follows:

(i)

reconciliation of the consolidated statement of financial position as at April 1, 2010;

(ii)

reconciliation of the consolidated statement of financial position as at June 30, 2010;

(iii)

reconciliation of the consolidated statement of financial position as at March 31, 2011;

(iv)

reconciliation of the consolidated statements of operations and comprehensive loss for the three months ended June 30, 2010; and

(v)    reconciliation of the consolidated statements of operations and comprehensive loss for the year ended March 31, 2011.

No reconciliation is required for the consolidated statement of cash flows as there are no significant differences.

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS (Continued)

(i)

The reconciliation between CGAAP and IFRS consolidated statement of financial position as at April 1, 2010 (date of transition to IFRS) is provided below:

	April 1, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$ 228,106	$ --	$ 228,106
Marketable securities at fair value		4,612	--	4,612
Amounts receivable and prepaid expenses		119,085	--	119,085
Non-current Assets		351,803	--	351,803
Exploration and evaluation assets		454,853	--	454,853
Foreign value-added taxes recoverable		139,556	--	139,556
Equipment		3,934	--	3,934
Deferred finance costs		18,692	--	18,692
Investments Reclamation deposits		1 18,000	-- --	1 18,000
Total Assets		$ 986,839	$ --	$ 986,839

Current Liabilities
Accounts payable and accrued liabilities		$ 538,584	$ --	$ 538,584
Accounts payable, related parties		1,751,087	--	1,751,087
Total Liabilities		2,289,671	--	2,289,671
Equity (Deficiency)
Share capital	(a)	24,596,256	56,515	24,652,771
Share subscriptions		873,475	--	873,475
Warrant reserve		170,613	--	170,613
Share-based payments reserve		2,276,786	--	2,276,786
Accumulated other comprehensive loss	(b)	(27,093)	27,093	--
Deficit	(a, b)	(29,192,869)	(83,608)	(29,276,477)
		(1,302,832)	--	(1,302,832)
Total Liabilities and Equity (Deficiency)		$ 986,839	$ --	$ 986,839

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS (Continued)

(ii)

The reconciliation between CGAAP and IFRS consolidated statement of financial position as at June 30, 2010 is provided below:

	June 30, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$ 374,904	$ --	$ 374,904
Amounts receivable and prepaid expenses		92,275	--	92,275
Non-current Assets		467,179	--	467,179
Exploration and evaluation assets		461,110	--	461,110
Foreign value-added taxes recoverable		158,328	--	158,328
Equipment		3,718	--	3,718
Investments		4,146	--	4,146
Reclamation deposits		18,000	--	18,000
Total Assets		$ 1,112,481	$ --	$ 1,112,481

Current Liabilities
Accounts payable and accrued liabilities		$ 188,200	$ --	$ 188,200
Accounts payable, related parties		1,754,621	--	1,754,621
Total Liabilities		1,942,821	--	1,942,821
Equity (Deficiency)
Share capital	(a)	26,137,461	56,515	26,193,976
Warrant reserve		243,998	--	243,998
Share-based payments reserve		2,276,786	--	2,276,786
Accumulated other comprehensive loss	(b)	(27,560)	27,560	--
Deficit	(a, b)	(29,461,025)	(84,075)	(29,545,100)
		(830,340)	--	(830,340)
Total Liabilities and Equity (Deficiency)		$ 1,112,481	$ --	$ 1,112,481

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS (Continued)

(iii)

The reconciliation between CGAAP and IFRS consolidated statement of financial position as at March 31, 2011 is provided below:

	March 31, 2011
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$ 448,109	$ --	$ 448,109
Short-term investments		4,336,906	--	4,336,906
Marketable securities at fair value		8,183	--	8,183
Amounts receivable and prepaid expenses		86,544	--	86,544
		4,879,742	--	4,879,742
Non-current Assets Accounts receivable, related parties		64,000	--	64,000
Exploration and evaluation assets		483,605	--	483,605
Foreign value-added taxes recoverable		134,255	--	134,255
Equipment		53,015	--	53,015
Investments Reclamation deposits		1 18,000	-- --	1 18,000

Total Assets		$ 5,632,618	$ --	$ 5,632,618

Current Liabilities
Accounts payable and accrued liabilities		$ 252,234	$ --	$ 252,234
Accounts payable, related parties		194,026	--	194,026
Total Liabilities		446,260	--	446,260
Equity (Deficiency)
Share capital	(a)	32,053,685	56,515	32,110,200
Warrant reserve		2,922,556	--	2,922,556
Share-based payments reserve		4,035,325	--	4,035,325
Accumulated other comprehensive loss	(b)	(23,522)	23,522	--
Deficit	(a, b)	(33,801,686)	(80,037)	(33,881,723)
		5,186,358	--	5,186,358
Total Liabilities and Equity (Deficiency)		$ 5,632,618	$ --	$ 5,632,618

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

First Time Adoption of IFRS (Continued)

(iv)

The reconciliation between CGAAP and IFRS consolidated statement of operations and comprehensive loss for the three months ended June 30, 2010 is provided below:

	Three Months Ended June 30, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

EXPENSES
Exploration costs		$ 95,893	$ --	$ 95,893
Foreign exchange loss		1,174	--	1,174
General and administrative		53,063	--	53,063
Professional fees		9,631	--	9,631
Salaries and benefits		57,884	--	57,884
Shareholder communications		50,611	--	50,611
Unrealized losses on marketable securities	(b)	--	467	467
Loss Before Other Income (Expenses)		$ 268,256	467	268,723
Interest income		(100)	--	(100)
Net Loss For the Period Before Other Comprehensive Loss		268,156	467	(268,623)
Unrealized losses on investments	(b)	467	(467)	--

Comprehensive Loss for the Period		$ 268,623	$ --	$ 268,623

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

FIRST TIME ADOPTION OF IFRS (Continued)

(v)

The reconciliation between CGAAP and IFRS consolidated statement of operations and comprehensive loss for the year ended March 31, 2011 is provided below:

	Year Ended March 31, 2011
	Note	GAAP	Effect of transition to IFRS	IFRS

EXPENSES
Exploration costs		$ 1,702,150	$ --	$ 1,702,150
Foreign exchange loss		14,438	--	14,438
General and administrative		210,379	--	210,379
Professional fees		139,125	--	139,125
Salaries and benefits		381,433	--	381,433
Shareholder communications		297,859	--	297,859
Share-based payments reserve		1,339,990	--	1,339,990
Unsolicited take-over bid		524,212	--	524,212
Unrealized gains on marketable securities	(b)	--	(3,571)	(3,571)
Loss Before Other Income (Expenses)		4,609,586	(3,571)	4,606,015
Interest income		(13,575)	--	(13,575)
Write-down of exploration and evaluation assets		12,806	--	12,806
Net Loss For the Period Before Other Comprehensive Loss		4,608,817	(3,571)	4,605,246
Unrealized gains on investments	(b)	(3,571)	3,571	--
Comprehensive Loss for the Period		$ 4,605,246	$ --	$ 4,605,246

CREAM MINERALS LTD.

(An exploration stage company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2011 and 2010

(Expressed in Canadian dollars)

(Unaudited)

15.

FIRST TIME ADOPTION OF IFRS (Continued)

a)

Flow-through Shares

Under  IFRS, the Company bifurcates the flow-through share into i)  a  flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital.  Upon expenses being incurred, the Company recognizes a deferred tax liability for the amount of the tax deduction renounced to the shareholders and the premium liability is reversed.  The reversal of the premium liability and the deferred tax liability are recognized as tax recoveries to the extent that suitable deferred tax assets are available.  Under CGAAP, the Company recorded the tax cost of expenditures renounced to subscribers on the date the deductions were renounced to the subscribers.  Share capital was reduced and future income tax liabilities were increased by  the tax  cost  of  expenditures renounced  to the  subscribers,  except that the  amount  was recognized as a tax recovery to the extent that suitable future tax assets were available.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $86,839 at the date of transition, three months ended June 30, 2010 and the year ended March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $30,324 was reclassified from share capital to deficit on the date of transition, three months ended June 30, 2010 and the year ended March 31, 2011.

b)

Marketable Securities

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized losses of $467 for the three months ended June 30, 2010 and unrealized gains of $3,571 for the year ended March 31, 2011 on investments were reclassified to unrealized losses on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $27,093 (June 30, 2010 - $27,560; March 31, 2011 - $23,522) was reclassified to deficit on the date of transition.